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                             February 8, 2021

       Carsten Falk
       Chief Executive Officer
       Wikisoft Corp.
       315 Montgomery Street
       San Francisco, CA 94104

                                                        Re: Wikisoft Corp.
                                                            Form 10-12G/A
                                                            Filed February 4,
2021
                                                            File No. 000-56239

       Dear Mr. Falk:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Form 10-12G/A Filed February 4, 2021

       Item 6. Executive Compensation, page 33

   1.                                                   With regard to Carsten
Falk   s stock awards for the fiscal year ended December 31, 2020, please revise the
summary compensation table to include a footnote disclosing all assumptions made in the
valuation. Refer to instruction 1 of Item 402(n)(2)(v).
   2.                                                   We note that Paul
Quintal   s employment agreement provides for a salary of $2,000 per month beginning on
October 1, 2020. Please revise the summary compensation table to explain the calculation
of Paul Quintal   s salary for fiscal year ended December 31, 2020.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Carsten Falk
Wikisoft Corp.
February 8, 2021
Page 2

        You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449 or Kathleen
Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra Barone, Staff Attorney, at (202) 551-8816 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                            Sincerely,
FirstName LastNameCarsten Falk
                                                            Division of
Corporation Finance
Comapany NameWikisoft Corp.
                                                            Office of
Technology
February 8, 2021 Page 2
cc:       Svetlana Rovenskaya, Esq.
FirstName LastName